Exhibit 99.1

SAP Q1 2016 Quarterly Statement

Cloud Revenue Up 33% –

IFRS EPS Up 38% –

Non-IFRS EPS Up 9%

¡	Non-IFRS cloud and software revenue increased 5% to €3.85 billion

  (6% at constant currencies)

¡	SAP S/4HANA momentum continues, now exceeding 3,200 customers

¡	Growing operating profit amidst industry transformation in contrast to main peer

¡	High visibility into strong second quarter and full year pipeline across all regions indicates increasing momentum as the year progresses – SAP firmly reiterates outlook

Cloud Subscriptions &		Share of	Total Revenue
Support Revenue		Predictable Revenue
in € millions		in percent	in € millions
IFRS	Non-IFRS	2016	IFRS	Non-IFRS
677	678	69%	4,727	4,728
+35%	+33% (+33% cc)	+ 3 p.p.	+5%	+5% (+6% cc)

“The entire SAP company is focused on delivering best in class solutions to our customers. Our pipeline is strong across our entire portfolio and we are confidently reiterating our guidance for the full year.”

Bill McDermott, CEO

“SAP’s strong cloud growth was at the high end of our guidance range for 2016 and ahead of our midterm aspirations. Our cloud gross margin expanded year over year which – along with the successful business transformation – drove operating profit up 5% even with a lower than expected license performance.”

Luka Mucic, CFO

SAP Q1 2016 Quarterly Statement	1

Walldorf, Germany – April 20, 2016

SAP SE (NYSE: SAP) today announced its financial results for the first quarter ended March 31, 2016.

Business Highlights

Financial Highlights

SAP had strong growth in the cloud, ahead of its mid-term aspirations. First quarter non-IFRS cloud subscriptions and support revenue grew 33% year-over-year (33% at constant currencies) to €678 million. New cloud bookings1 grew a solid 23% (26% at constant currencies) in the first quarter and reached €145 million.

The rapidly growing cloud business together with solid growth in support revenue drove a record share of more predictable revenue. The total of cloud subscriptions & support revenue and software support revenue reached 69% share of total revenue in the first quarter 2016.

IFRS cloud and software revenue was €3.85 billion (2015: €3.65 billion), an increase of 5%. Non-IFRS cloud and software revenue was €3.85 billion (2015: €3.66 billion), an increase of 5% (6% at constant currencies).

IFRS operating profit was up 28% to €0.81 billion. Non-IFRS operating profit grew 5% to €1.10 billion (4% at constant currencies). IFRS earnings per share increased 38% to €0.48. Non-IFRS earnings per share increased 9% to €0.64.

Operating cash flow was €2.48 billion (2015: €2.37 billion), an increase of 5% year-over-year. Free cash flow increased 4% year-over-year to €2.31 billion (2015: €2.23 billion).

SAP S/4HANA

SAP S/4HANA momentum continued in the first quarter as customers increasingly embrace the benefits of running simple and real time. SAP added more than 500 SAP S/4HANA customers in the quarter, of which approximately 30% are net new SAP customers. A growing driver behind the global S/4HANA adoption is SAP HANA Enterprise Cloud (HEC). Customers can migrate their mission-critical processes to the cloud – HEC offers secure and fast access to SAP’s new innovation. Benetton, Norton Rose Fulbright, Beiqi Foton Motor and Huaxin Cement selected SAP S/4HANA in the first quarter.

Human Capital Management

SAP continues to gain traction with its cloud-based Human Capital Management solutions. SAP delivers total workforce management solutions globally and provides extensibility with the HANA Cloud Platform. The customer count for SAP SuccessFactors Employee Central, which is the core of our Human Capital Management offerings, exceeded 1,100 at the end of the first quarter.

Customer Engagement and Commerce

With SAP’s Customer Engagement and Commerce (CEC) solutions customers can build a new, more personalized relationship with their consumers, making it richer and more contextual across all channels. SAP is unique because it also enables businesses to connect the front and back office in real-time and fulfill ecommerce in one end-to-end value chain. CEC cloud subscription and support revenue saw strong double-digit growth in the first quarter.

Business Networks

SAP is leading the charge to a hyperconnected world. SAP’s business network solutions which include Ariba, Fieldglass and Concur provide a rich open platform that connects a large ecosystem of customers, suppliers, partners and developers delivering ever expanding content and innovation.

Approximately 2.1 million connected companies trade over $800 billion of commerce2 on the Ariba network, approximately 40 million end users process travel and expenses effortlessly with Concur and customers managed over 2.3 million flexible workers in approximately 130 countries with the Fieldglass platform over the past 12 months.

Regional Performance

The Company had a solid performance in the EMEA region, with an 8% increase in Non-IFRS cloud and software revenue. Non-IFRS cloud subscriptions and support revenue grew 49%. In EMEA SAP had solid software license revenue growth.

In the Americas region, the Company grew Non-IFRS cloud and software revenue by 4% and Non-IFRS cloud subscriptions and support revenue by 29%. North America, coming off a very strong fourth quarter in 2015, had a slower than anticipated start to the year. In Latin America, in particular in Brazil, the continuing political and macroeconomic instability weighed on the company’s first quarter performance.

1 New cloud bookings consist of order entry of a given period that is expected to be classified as cloud subscription and support revenue and results from purchases by new customers and from incremental purchases by existing customers. Consequently, orders to renew existing contracts are not included. The order amount must be committed. Consequently, due to their pay-per-use nature, business network transaction fees which do not include a committed minimum consumption are not reflected in the bookings metric (e.g. SAP Ariba and SAP Fieldglass transaction-based fees). Amounts included in the measures are generally annualized.

2 Network spend volume is the total value of purchase orders transacted on the Ariba Network in the trailing 12 months. In previous quarters this also included Concur and Fieldglass for which as of the third quarter 2015 separate more relevant metrics are disclosed.

SAP Q1 2016 Quarterly Statement	2

In the APJ region Non-IFRS cloud and software revenue was up 1%, with Non-IFRS cloud subscriptions and support revenue growing by 26%. SAP’s software revenue performance in the region was in line with the Company’s expectations given a tough prior year comparison. China was a highlight with double-digit software revenue growth.

Financial Results at a Glance

First Quarter 20161)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q1 2016	Q1 2015	Δ in %	Q1 2016	Q1 2015	Δ in %	Δ in % const. curr.
New Cloud Bookings3)	145	117	23	N/A	N/A	N/A	N/A
Cloud subscriptions and support	677	503	35	678	509	33	33
Software licenses and support	3,172	3,150	1	3,173	3,150	1	2
Cloud and software	3,850	3,653	5	3,851	3,659	5	6
Total revenue	4,727	4,497	5	4,728	4,502	5	6
Share of predictable revenue (in %)	69	66	3pp	69	66	3pp
Operating profit	813	638	28	1,104	1,056	5	4
Profit after tax	570	413	38	763	697	9
Basic earnings per share (€)	0.48	0.35	38	0.64	0.58	9
Number of employees (FTE)	78,230	74,551	5	N/A	N/A	N/A	N/A

1) All figures are unaudited.

2) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F7 in this Quarterly Statement.

3) As this is an order entry metric, there are no Non-IFRS adjustments.

SAP Q1 2016 Quarterly Statement	3

Business Outlook 2016

The Company reiterates the following 2016 outlook:

–

Based on the continued strong momentum in SAP’s cloud business the Company expects full year 2016 non-IFRS cloud subscriptions and support revenue to be in a range of €2.95 - €3.05 billion at constant currencies (2015: €2.30 billion). The upper end of this range represents a growth rate of 33% at constant currencies.

–	The Company expects full year 2016 non-IFRS cloud and software revenue to increase by 6% - 8% at constant currencies (2015: €17.23 billion).
–	The Company expects full-year 2016 non-IFRS operating profit to be in a range of €6.4 billion - €6.7 billion at constant currencies (2015: €6.35 billion).

While the Company’s full-year 2016 business outlook is at constant currencies, actual currency reported figures are expected to continue to be impacted by exchange rate fluctuations. If exchange rates remain at the March 2016 average level for the rest of the year, the Company expects its non-IFRS cloud and software revenue growth rate as well as its non-IFRS operating profit growth rate to experience a currency benefit in a range of 0 to 2 percentage points for the second quarter 2016 (1 to 3 percentage points for the full year 2016).

Additional Information

Subsequent Events

As of April 1, 2016 SAP has combined its small and medium-sized customers focused solutions SAP Anywhere, SAP Business One and SAP Business ByDesign into one end-to-end organization under the leadership of Executive Board member Steve Singh. In addition, Steve Singh will also be responsible for SAP’s healthcare strategy and solutions and continues to be responsible for the SAP Business Networks. This is likely to lead to a change in our segment reporting as of Q2/2016.

General Remarks About this Quarterly Statement

In the past, SAP’s quarterly earnings reporting consisted of an earnings press release with condensed financial information and an interim report. This quarterly statement replaces both of these documents and includes all relevant information of both of these documents. Going forward, we will issue a quarterly statement for each of the four fiscal quarters. Additionally, we will issue, as before, a half year report and a full year integrated report.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

Webcast

SAP earnings conference call for financial analysts will take place on Wednesday, April 20th at 2:00 PM (CEST) / 1:00 PM (GMT) / 8:00 AM (EDT) / 5:00 AM (PDT). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable approximately 310,000 business and public sector customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

For more information, financial community only:
Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET
Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:
Nicola Leske	+49 (6227) 7-50852	nicola.leske@sap.com, CET
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET
Rajiv Sekhri	+49 (6227) 7-74871	rajiv.sekhri@sap.com, CET

For customers interested in learning more about SAP products:
Global Customer Center:	+49 180 534-34-24
United States Only:	1 (800) 872-1SAP (1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels. To view video stories on diverse topics, visit www.sap-tv.com. From this site, you can embed videos into your own Web pages, share video via e-mail links and subscribe to RSS feeds from SAP TV.

SAP Q1 2016 Quarterly Statement	4

Financial and Non-Financial Key Facts

€ millions, unless otherwise stated	Q1 2015	Q2 2015	Q3 2015	Q4 2015	TY 2015	Q1 2016
Revenues
Cloud subscriptions and support (IFRS)	503	552	599	631	2,286	677
Cloud subscriptions and support (non-IFRS)	509	555	600	632	2,296	678

% change – yoy	131	129	116	76	109	33

% change constant currency – yoy	95	92	90	60	82	33
Software licenses (IFRS)	696	979	1,014	2,146	4,835	609
Software licenses (non-IFRS)	696	979	1,015	2,146	4,836	609

% change – yoy	12	2	7	15	10	–13

% change constant currency – yoy	1	–7	4	11	4	–10
Software support (IFRS)	2,454	2,531	2,509	2,600	10,093	2,564
Software support (non-IFRS)	2,454	2,531	2,509	2,600	10,094	2,564

% change – yoy	17	17	12	11	14	5

% change constant currency – yoy	7	7	6	6	7	5
Software licenses and support (IFRS)	3,150	3,510	3,523	4,745	14,928	3,172
Software licenses and support (non-IFRS)	3,150	3,510	3,524	4,745	14,930	3,173

% change – yoy	16	13	11	13	13	1

% change constant currency – yoy	5	3	6	9	6	2
Cloud and software (IFRS)	3,653	4,062	4,122	5,377	17,214	3,850
Cloud and software (non-IFRS)	3,659	4,065	4,124	5,378	17,226	3,851

% change – yoy	24	21	19	18	20	5

% change constant currency – yoy	12	9	12	13	12	6
Total revenue (IFRS)	4,497	4,970	4,985	6,342	20,793	4,727
Total revenue (non-IFRS)	4,502	4,972	4,987	6,343	20,805	4,728

% change – yoy	22	20	17	16	18	5

% change constant currency – yoy	10	8	10	11	10	6
Share of predictable revenue (IFRS, in %)	66	62	62	51	60	69
Share of predictable revenue (non-IFRS, in %)	66	62	62	51	60	69

Profits
Operating profit (IFRS)	638	701	1,214	1,700	4,252	813
Operating profit (non-IFRS)	1,056	1,394	1,616	2,282	6,348	1,104

% change	15	13	19	7	13	5

% change constant currency	–2	1	15	3	5	4
Profit after tax (IFRS)	413	469	895	1,278	3,056	570
Profit after tax (non-IFRS)	697	960	1,173	1,670	4,501	763

% change	5	2	16	6	8	9

Margins
Cloud subscriptions and support gross margin (IFRS, in %)	55.3	56.5	57.9	51.8	55.3	57.5
Cloud subscriptions and support gross margin (non-IFRS, in %)	65.1	65.7	68.8	63.0	65.6	66.3
Software and support gross margin (IFRS, in %)	82.8	84.0	85.0	86.1	84.7	84.2
Software and support gross margin (non-IFRS, in %)	85.1	86.1	86.7	87.7	86.6	85.9
Cloud and software gross margin (IFRS, in %)	79.0	80.3	81.1	82.1	80.8	79.5
Cloud and software gross margin (non-IFRS, in %)	82.3	83.3	84.1	84.8	83.8	82.4
Gross margin (IFRS, in %)	64.7	67.1	69.0	70.8	68.1	65.1
Gross margin (non-IFRS, in %)	68.6	70.5	71.9	74.1	71.5	67.9
Operating margin (IFRS, in %)	14.2	14.1	24.3	26.8	20.5	17.2
Operating margin (non-IFRS, in %)	23.5	28.0	32.4	36.0	30.5	23.4

SAP Q1 2016 Quarterly Statement	F1

€ millions, unless otherwise stated	Q1 2015	Q2 2015	Q3 2015	Q4 2015	TY 2015	Q1 2016

AT&S Segment – Cloud subscriptions and support gross margin (in %)	50.5	52.3	57.0	51.5	52.9	55.2

AT&S Segment – Gross margin (in %)	68.5	71.1	72.4	75.1	72.1	68.1

AT&S Segment – Segment margin (in %)	34.2	39.5	43.1	46.5	41.4	34.8

SAP BN Segment – Cloud subscriptions and support gross margin (in %)	75.1	74.8	77.3	72.3	74.9	75.3

SAP BN Segment – Gross margin (in %)	67.1	67.1	70.1	64.5	67.2	66.6

SAP BN Segment – Segment margin (in %)	18.0	16.0	23.8	19.6	19.4	16.5

Key Profit Ratios

Effective tax rate (IFRS, in %)	13.6	26.4	27.1	22.4	23.4	23.3

Effective tax rate (non-IFRS, in %)	22.3	27.8	28.0	25.1	26.1	26.2

Earnings per share, basic (IFRS, in €)	0.35	0.39	0.75	1.07	2.56	0.48

Earnings per share, basic (non-IFRS, in €)	0.58	0.80	0.98	1.40	3.77	0.64

Order Entry

New cloud bookings	117	199	213	345	874	145

Deferred cloud subscriptions and support revenue (IFRS, quarter end)	793	789	782	957	957	953

Orders – Number of on-premise software deals (in transactions)	12,037	13,504	14,027	17,871	57,439	12,884

Thereof worth > 5 Mio € (in %)	23	24	24	31	27	17

Thereof worth < 1 Mio € (in %)	49	41	44	34	40	48

Liquidity and Cash Flow

Net cash flows from operating activities	2,366	410	466	397	3,638	2,482

Purchase of intangible assets and property, plant, and equipment (without acquisitions)	–139	–137	–148	–212	–636	–168

Free cash flow	2,227	273	317	184	3,001	2,313

% of total revenue (IFRS)	50	5	6	3	14	49

Free cash flow	2,227	273	317	184	3,001	2,313

% of profit after tax (IFRS)	539	58	35	14	98	406

Group liquidity, gross	5,333	4,180	4,608	3,559	3,559	5,853

Group debt	–10,524	–10,432	–10,428	–9,174	–9,174	–9,080

Group liquidity, net	–5,191	–6,251	–5,820	–5,615	–5,615	–3,227

Days’ sales outstanding (DSO, in days)1)	67	68	69	71	71	73

Financial Position

Cash and cash equivalents	4,635	3,923	3,844	3,411	3,411	5,743

Goodwill	22,896	22,300	22,222	22,689	22,689	21,922

Total assets	43,753	41,088	40,649	41,390	41,390	42,884

Equity	22,117	20,801	21,540	23,295	23,295	22,920

Equity ratio (total equity in % of total assets)	51	51	53	56	56	53

Non-Financials

Headcount (quarter end)2)	74,551	74,497	75,643	76,986	76,986	78,230

Employee retention (in %, rolling 12 months)	93.3	92.6	91.9	91.8	91.8	92.0

Women in management (in %, quarter end)	22.3	22.9	23.2	23.6	23.6	23.6

Greenhouse gas emissions (in kilotons)	145	125	110	75	455	120

1) Days’ sales outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

2) In full-time equivalents

Due to rounding, numbers may not add up precisely.

SAP Q1 2016 Quarterly Statement	F2

Consolidated Income Statements of SAP Group (IFRS)

€ millions, unless otherwise stated	Q1 2016	2015 Q1	Δ in %

Cloud subscriptions and support	677	503	35

Software licenses	609	696	–13

Software support	2,564	2,454	4

Software licenses and support	3,172	3,150	1

Cloud and software	3,850	3,653	5

Services	877	844	4

Total revenue	4,727	4,497	5

Cost of cloud subscriptions and support	–288	–225	28

Cost of software licenses and support	–500	–543	–8

Cost of cloud and software	–788	–768	3

Cost of services	–860	–821	5

Total cost of revenue	–1,649	–1,589	4

Gross profit	3,078	2,908	6

Research and development	–709	–694	2

Sales and marketing	–1,310	–1,253	5

General and administration	–230	–272	–15

Restructuring	–11	–51	–79

Other operating income/expense, net	–6	–1	>100

Total operating expenses	–3,914	–3,859	1

Operating profit	813	638	28

Other non-operating income/expense, net	–35	–148	–76

Finance income	35	48	–27

Finance costs	–70	–59	19

Financial income, net	–35	–11	>100

Profit before tax	743	478	55

Income tax expense	–173	–65	>100

Profit after tax	570	413	38

attributable to owners of parent	572	414	38

attributable to non-controlling interests	–2	0	>100

Earnings per share, basic (in €)1)	0.48	0.35	38

Earnings per share, diluted (in €)1)	0.48	0.35	38

1) For the three months ended March 31, 2016 and 2015, the weighted average number of shares was 1,198 million (diluted 1,199 million) and 1,195 million (diluted: 1,198 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Q1 2016 Quarterly Statement	F3

Consolidated Statements of Financial Position of SAP Group (IFRS)

as at March 31, 2016 and December 31, 2015
€ millions	2016	2015
Cash and cash equivalents	5,743	3,411
Other financial assets	360	351
Trade and other receivables	5,550	5,275
Other non-financial assets	551	468
Tax assets	165	235
Total current assets	12,368	9,739
Goodwill	21,922	22,689
Intangible assets	3,954	4,280
Property, plant, and equipment	2,177	2,192
Other financial assets	1,251	1,336
Trade and other receivables	92	87
Other non-financial assets	336	332
Tax assets	287	282
Deferred tax assets	496	453
Total non-current assets	30,516	31,651
Total assets	42,884	41,390

€ millions	2016	2015
Trade and other payables	954	1,088
Tax liabilities	191	230
Financial liabilities	828	841
Other non-financial liabilities	2,274	3,407
Provisions	196	299
Deferred income	5,265	2,001
Total current liabilities	9,708	7,867
Trade and other payables	90	81
Tax liabilities	414	402
Financial liabilities	8,640	8,681
Other non-financial liabilities	345	331
Provisions	275	180
Deferred tax liabilities	385	448
Deferred income	107	106
Total non-current liabilities	10,256	10,228
Total liabilities	19,964	18,095
Issued capital	1,229	1,229
Share premium	569	558
Retained earnings	20,621	20,044
Other components of equity	1,593	2,561
Treasury shares	–1,120	–1,124
Equity attributable to owners of parent	22,892	23,267

Non-controlling interests	28	28
Total equity	22,920	23,295
Total equity and liabilities	42,884	41,390

Due to rounding, numbers may not add up precisely.

SAP Q1 2016 Quarterly Statement	F4

Consolidated Statements of Cash Flows of SAP Group (IFRS)

€ millions	Q1 2016	Q1 2015
Profit after tax	570	413
Adjustments to reconcile profit after taxes to net cash flows from operating activities:
Depreciation and amortization	309	321
Income tax expense	173	65
Financial income, net	35	11
Decrease/increase in sales and bad debt allowances on trade receivables	35	18
Other adjustments for non-cash items	8	–2
Decrease/increase in trade and other receivables	–443	–890
Decrease/increase in other assets	–191	–145
Decrease/increase in trade payables, provisions, and other liabilities	–1,097	–567
Decrease/increase in deferred income	3,393	3,556
Interest paid	–54	–32
Interest received	17	23
Income taxes paid, net of refunds	–273	–405
Net cash flows from operating activities	2,482	2,366
Business combinations, net of cash and cash equivalents acquired	–3	–10
Cash receipts from derivative financial instruments related to business combinations	0	266
Total cash flows for business combinations, net of cash and cash equivalents acquired	–3	256
Purchase of intangible assets and property, plant, and equipment	–168	–139
Proceeds from sales of intangible assets or property, plant, and equipment	17	16
Purchase of equity or debt instruments of other entities	–164	–755
Proceeds from sales of equity or debt instruments of other entities	186	122
Net cash flows from investing activities	–132	–500
Proceeds from reissuance of treasury shares	7	6
Proceeds from borrowings	0	2
Repayments of borrowings	–2	–770
Transactions with non-controlling interests	3	0
Net cash flows from financing activities	7	–762
Effect of foreign currency rates on cash and cash equivalents	–25	203
Net decrease/increase in cash and cash equivalents	2,332	1,307
Cash and cash equivalents at the beginning of the period	3,411	3,328
Cash and cash equivalents at the end of the period	5,743	4,635

Due to rounding, numbers may not add up precisely.

SAP Q1 2016 Quarterly Statement	F5

Segment Reporting (IFRS)

Applications, Technology & Services

€ millions		Q1 2016	Q1 2015	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support	304	306	203	50	51
Software licenses	608	626	696	–13	–10
Software support	2,557	2,564	2,445	5	5
Software licenses and support	3,165	3,191	3,141	1	2
Cloud and software	3,470	3,497	3,344	4	5
Services	802	817	784	2	4
Total segment revenue	4,271	4,314	4,128	3	4
Cost of cloud subscriptions and support	–136	–138	–100	36	37
Cost of software licenses and support	–467	–467	–471	–1	–1
Cost of cloud and software	–603	–605	–571	6	6
Cost of services	–758	–775	–727	4	7
Total cost of revenue	–1,362	–1,380	–1,298	5	6
Segment gross profit	2,909	2,934	2,831	3	4
Total segment expenses	–1,421	–1,442	–1,420	0	2
Segment profit	1,488	1,492	1,411	5	6
Margins
Cloud subscriptions and support gross margin (in %)	55	55	51	5
Gross margin (in%)	68	68	69	0
Segment margin (in%)	35	35	34	1
SAP Business Network
€ millions		Q1 2016	Q1 2015	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support	373	369	306	22	21
Software licenses	0	0	0	0	0
Software support	7	7	8	–9	–11
Software licenses and support	7	7	8	–10	–12
Cloud and software	380	375	314	21	20
Services	71	71	55	30	30
Total segment revenue	451	447	368	22	21
Cost of cloud subscriptions and support	–92	–92	–76	21	20
Cost of software licenses and support	0	0	0	0	0
Cost of cloud and software	–92	–92	–77	20	20
Cost of services	–59	–59	–45	32	33
Total cost of revenue	–151	–151	–121	24	25
Segment gross profit	300	296	247	22	20
Total segment expenses	–226	–226	–181	25	25
Segment profit	75	70	66	13	6
Margins
Cloud subscriptions and support gross margin (in %)	75	75	75	0
Gross margin (in%)	67	66	67	–1
Segment margin (in%)	17	16	18	–1

SAP Q1 2016 Quarterly Statement	F6

Reconciliation from Non-IFRS Numbers to IFRS Numbers

€ millions, unless otherwise stated					Q1 2016			Q1 2015			Δ in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	677	1	678	–2	676	503	6	509	35	33	33
Software licenses	609	0	609	18	627	696	0	696	–13	–13	–10
Software support	2,564	0	2,564	7	2,572	2,454	0	2,454	4	5	5
Software licenses and support	3,172	0	3,173	25	3,198	3,150	0	3,150	1	1	2
Cloud and software	3,850	1	3,851	23	3,874	3,653	6	3,659	5	5	6
Services	877	0	877	15	892	844	0	844	4	4	6
Total revenue	4,727	1	4,728	38	4,766	4,497	6	4,502	5	5	6

Operating Expense Numbers
Cost of cloud subscriptions and support	–288	60	–228			–225	47	–178	28	29
Cost of software licenses and support	–500	52	–449			–543	73	–470	–8	–5
Cost of cloud and software	–788	111	–677			–768	121	–647	3	5
Cost of services	–860	19	–841			–821	52	–768	5	10
Total cost of revenue	–1,649	130	–1,518			–1,589	173	–1,415	4	7
Gross profit	3,078	132	3,210			2,908	179	3,087	6	4
Research and development	–709	27	–681			–694	54	–640	2	6
Sales and marketing	–1,310	107	–1,203			–1,253	93	–1,160	5	4
General and administration	–230	15	–216			–272	42	–229	–15	–6
Restructuring	–11	11	0			–51	51	0	–79	0
Other operating income/expense, net	–6	0	–6			–1	0	–1	>100	>100
Total operating expenses	–3,914	290	–3,624	–43	–3,667	–3,859	413	–3,446	1	5	6

Profit Numbers
Operating profit	813	291	1,104	–5	1,099	638	419	1,056	28	5	4
Other non-operating income/expense, net	–35	0	–35			–148	0	–148	–76	–76
Finance income	35	0	35			48	0	48	–27	–27
Finance costs	–70	0	–70			–59	0	–59	19	19
Financial income, net	–35	0	–35			–11	0	–11	>100	>100
Profit before tax	743	291	1,034			478	419	897	55	15
Income tax expense	–173	–98	–271			–65	–135	–200	>100	35
Profit after tax	570	193	763			413	284	697	38	9
attributable to owners of parent	572	193	765			414	284	698	38	10
attributable to non-controlling interests	–2	0	–2			0	0	0	>100	>100

Key Ratios
Operating margin (in %)	17.2		23.4		23.1	14.2		23.5	3.0pp	–0.1pp	–0.4pp
Effective tax rate (in %)	23.3		26.2			13.6		22.3	9.7pp	3.9pp
Earnings per share, basic (in €)	0.48		0.64			0.35		0.58	38	9

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

SAP Q1 2016 Quarterly Statement	F7

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures, Adjustments and Full-Year Estimates”.

Due to rounding, numbers may not add up precisely.

Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2016	Q1 2016	Q1 2015
Operating profit (IFRS)		813	638
Revenue adjustments	<20	1	6
Adjustment for acquisition-related charges	680 to 730	170	183
Adjustment for share-based payment expenses	650 to 690	109	179
Adjustment for restructuring	40 to 60	11	51
Operating expense adjustments		290	413
Operating profit adjustments		291	419
Operating profit (non-IFRS)		1,104	1,056

Non-IFRS Adjustments by Functional Areas

€ millions	Q1 2016					Q1 2015
	IFRS	Acquisition- related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acquisition- related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud and software	–788	98	13	0	–677	–768	103	17	0	–647
Cost of services	–860	3	16	0	–841	–821	21	32	0	–768
Research and development	–709	2	25	0	–681	–694	15	39	0	–640
Sales and marketing	–1,310	64	43	0	–1,203	–1,253	43	50	0	–1,160
General and administration	–230	3	12	0	–216	–272	1	42	0	–229
Restructuring	–11	0	0	11	0	–51	0	0	51	0
Other operating income/expense, net	–6	0	0	0	–6	–1	0	0	0	–1
Total operating expenses	–3,914	170	109	11	–3,624	–3,859	183	179	51	–3,446

 1) Share based Payments

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q1 2016	Q1 2015
Cost of cloud and software	1	7
Cost of services	3	16
Research and development	3	8
Sales and marketing	3	15
General and administration	1	5
Restructuring expenses	11	51

SAP Q1 2016 Quarterly Statement	F8

Revenue by Region (IFRS and Non-IFRS)

€ millions	Q1 2016					Q1 2015			Δ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	161	0	161	1	162	108	1	108	49	49	50
Americas	460	0	460	–5	455	351	5	356	31	29	28
APJ	57	0	57	1	58	45	0	45	27	26	30
Cloud subscriptions and support revenue	677	1	678	–2	676	503	6	509	35	33	33

Cloud and software revenue by region
EMEA	1,686	0	1,686	29	1,715	1,562	1	1,563	8	8	10
Americas	1,583	1	1,584	–20	1,564	1,516	5	1,521	4	4	3
APJ	581	0	581	13	594	575	0	575	1	1	3
Cloud and software revenue	3,850	1	3,851	23	3,874	3,653	6	3,659	5	5	6

Total revenue by region
Germany	605	0	605	0	605	558	0	558	8	8	8
Rest of EMEA	1,442	0	1,442	36	1,478	1,376	1	1,376	5	5	7
Total EMEA	2,047	0	2,047	36	2,083	1,933	1	1,934	6	6	8
United States	1,606	1	1,606	–26	1,580	1,463	5	1,468	10	9	8
Rest of Americas	371	0	371	11	382	399	0	399	–7	–7	–4
Total Americas	1,977	1	1,977	–15	1,962	1,862	5	1,867	6	6	5
Japan	169	0	169	–8	161	155	0	155	9	9	4
Rest of APJ	535	0	535	25	560	547	0	547	–2	–2	2
Total APJ	704	0	704	17	721	702	0	702	0	0	3
Total revenue	4,727	1	4,728	38	4,766	4,497	6	4,502	5	5	6

1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

SAP Q1 2016 Quarterly Statement	F9

Employees by Region and Functional Areas

	Q1 2016				Q1 2015
Full-Time Equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,121	4,008	5,094	15,224	6,000	3,289	5,211	14,501
Services	6,941	4,326	3,903	15,169	7,226	4,936	2,967	15,129
Research and development	9,717	4,364	7,095	21,177	9,160	4,029	5,911	19,100
Sales and marketing	7,295	7,666	3,811	18,772	7,169	7,256	3,658	18,083
General and administration	2,506	1,648	963	5,116	2,463	1,623	978	5,064
Infrastructure	1,541	790	441	2,772	1,462	833	379	2,674
SAP Group	34,121	22,802	21,307	78,230	33,479	21,967	19,104	74,551
Thereof acquisitions 1)	4	25	0	29	0	0	0	0
SAP Group (average first three months)	34,046	22,578	21,223	77,847	33,447	21,977	19,031	74,455
1) Acquisitions closed between January 1 and March 31 of the respective year.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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SAP Q1 2016 Quarterly Statement	F10